

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

By U.S. Mail and facsimile to 212-202-5295

Mr. Yujun Hu
Chief Executive Officer
Acorn International, Inc.
18th Floor 20th Building
487 Tianlin Road
Shanghai, China 200233

> **Re: Acorn International, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed May 6, 2010**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2009**
> **Filed August 24, 2010**
> **File No. 1-33429**

Dear Mr. Hu:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief